UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 25, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 1Q19 UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

First quarter 2019

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss SRB framework as of 31 March 2019.

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2018, available under “Annual reporting” at www.ubs.com/investors.

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2019¹
USD million, except where indicated					Swiss SRB, incl. transitional arrangements		Swiss SRB as of 1.1.20
					Going concern	Gone concern²	Going concern	Gone concern²
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.19	Amount recognized in regulatory capital as of 31.3.19	Amount eligible for the gone concern requirement as of 31.3.19	Amount recognized in regulatory capital as of 31.3.19	Amount eligible for the gone concern requirement as of 31.3.19	Maturity date	Optional call date
Additional tier 1 capital
1	UBS Group Funding (Switzerland) AG³	CH0271428317	19.02.15	USD 1,250	1,240		1,240		Perpetual	19.02.20
2	UBS Group AG, Switzerland, or employing subsidiaries⁴		31.12.14	USD 415	415		415		Perpetual	01.03.20
3	UBS Group AG, Switzerland, or employing subsidiaries⁴		31.12.15	USD 460	460		460		Perpetual	01.03.21
4	UBS Group Funding (Switzerland) AG³	CH0317921697	21.03.16	USD 1,500	1,464		1,464		Perpetual	22.03.21
5	UBS Group Funding (Switzerland) AG³	CH0331455318	10.08.16	USD 1,100	1,067		1,067		Perpetual	10.08.21
6	UBS Group AG, Switzerland, or employing subsidiaries⁴		31.12.16	USD 367	367		367		Perpetual	01.03.22
7	UBS Group Funding (Switzerland) AG³	CH0400441280	31.01.18	USD 2,000	1,994		365		Perpetual	31.01.23
8	UBS Group AG, Switzerland, or employing subsidiaries⁴		31.12.17	USD 365	365		1,994		Perpetual	01.03.23
9	UBS Group Funding (Switzerland) AG³	CH0447353704	28.11.18	SGD 700	523		523		Perpetual	28.11.23
10	UBS Group Funding (Switzerland) AG	144A: US90352JAF03 RegS: USH4209UAT37	31.01.19	USD 2,500	2,534		2,534		Perpetual	31.01.24
11	UBS Group AG, Switzerland, or employing subsidiaries⁴		31.12.18	USD 394	394		394		Perpetual	01.03.24
12	UBS Group Funding (Switzerland) AG³	CH0286864027	07.08.15	USD 1,575	1,573		1,573		Perpetual	07.08.25
Total high-trigger loss-absorbing additional tier 1 capital					12,397		12,397
1	UBS Group Funding (Switzerland) AG³	CH0271428309	19.02.15	EUR 1,000	1,143		1,143		Perpetual	19.02.22
2	UBS Group Funding (Switzerland) AG³	CH0271428333	19.02.15	USD 1,250	1,238		1,238		Perpetual	19.02.25
Total low-trigger loss-absorbing additional tier 1 capital⁵					2,381		2,381
Total additional tier 1 capital					14,778		14,778

Tier 2 capital
1	UBS AG, Switzerland, Stamford branch	US90261AAB89	17.08.12	USD 2,000	1,172	781		1,953	17.08.22
2	UBS AG, Switzerland	CH0244100266	15.05.14	USD 2,500	2,535			2,535	15.05.24
3	UBS AG, Switzerland	CH0236733827	13.02.14	EUR 2,000	2,306			2,306	12.02.26	12.02.21
Total low-trigger loss-absorbing tier 2 capital⁶					6,012	781		6,793
1	UBS AG, Switzerland, Jersey branch	XS0331313055	19.11.07	GBP 130		169		169	19.11.24	19.11.19
2	UBS AG, Switzerland, New York branch	US870836AC77	21.07.95	USD 251		250		250	15.07.25
3	UBS AG, Switzerland, Jersey branch	XS0062270581	18.12.95	GBP 61		79		79	18.12.25
4	UBS AG, Switzerland, New York branch	US870845AC84	03.09.96	USD 218		191		191	01.09.26
Total non-Basel III-compliant tier 2 capital⁷						690		690
Total tier 2 capital					6,012	1,471		7,483

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2019¹
USD million, except where indicated					Swiss SRB, incl. transitional arrangements		Swiss SRB as of 1.1.20
					Going concern	Gone concern²	Going concern	Gone concern²
No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.3.19	Amount recognized in regulatory capital as of 31.3.19	Amount eligible for the gone concern requirement as of 31.3.19	Amount recognized in regulatory capital as of 31.3.19	Amount eligible for the gone concern requirement as of 31.3.19	Maturity date	Optional call date
TLAC-eligible senior unsecured debt
1	UBS Group Funding (Switzerland) AG	144A: US90351DAA54 RegS: USG91703AA90	24.09.15	USD 1,500		736		736	24.09.20
2	UBS Group Funding (Switzerland) AG	144A: US90351DAC11 RegS: USG91703AC56	24.09.15	USD 300		150		150	24.09.20
3	UBS Group Funding (Switzerland) AG	144A: US90351DAE76 RegS: USG91703AJ00	05.04.16	USD 1,000		1,001		1,001	14.04.21
4	UBS Group Funding (Switzerland) AG	144A: US90351DAD93 RegS: USG91703AH44	05.04.16	USD 2,000		1,956		1,956	15.04.21
5	UBS Group Funding (Switzerland) AG	144A: US90351DAG25 RegS: USG91703AL55	10.08.16	USD 500		502		502	01.02.22
6	UBS Group Funding (Switzerland) AG	144A: US90351DAH08 RegS: USG91703AM39	10.08.16	USD 2,000		1,928		1,928	01.02.22
7	UBS Group Funding (Switzerland) AG	CH0310451841	22.02.16	CHF 300		304		304	22.02.22
8	UBS Group Funding (Switzerland) AG	CH0359915425	20.03.17	EUR 1,750		1,962		1,962	20.09.22	20.09.21
9	UBS Group Funding (Switzerland) AG	CH0302790123	16.11.15	EUR 1,250		1,433		1,433	16.11.22
10	UBS Group Funding (Switzerland) AG	144A: US90352JAA16 RegS: USH4209UAA46	23.03.17	USD 2,000		1,973		1,973	23.05.23	23.05.22
11	UBS Group Funding (Switzerland) AG	144A: US90352JAB98 RegS: USH4209UAB29	23.03.17	USD 1,000		998		998	23.05.23	23.05.22
12	UBS Group Funding (Switzerland) AG	144A: US90352JAE38 RegS: USH4209UAG16	15.08.17	USD 2,000		1,971		1,971	15.08.23	15.08.22
13	UBS Group Funding (Switzerland) AG	144A: US90352JAD54 RegS: USH4209UAF33	15.08.17	USD 1,250		1,223		1,223	15.08.23	15.08.22
14	UBS Group Funding (Switzerland) AG	CH0314209351	04.03.16	EUR 750		852		852	04.03.24
15	UBS Group Funding (Switzerland) AG	CH0365501516	18.05.17	CHF 400		409		409	18.05.24	18.05.23
16	UBS Group Funding (Switzerland) AG	CH0445624981	09.11.18	JPY 130,000		1,180		1,180	08.11.24	08.11.23
17	UBS Group Funding (Switzerland) AG	CH0341440334	30.11.16	EUR 1,250		1,421		1,421	30.11.24	30.11.23
18	UBS Group Funding (Switzerland) AG	CH0459297435	30.01.19	CHF 400		407		407	30.01.25	30.01.24
19	UBS Group Funding (Switzerland) AG	CH0409606354	17.04.18	EUR 1,750		2,008		2,008	17.04.25	17.04.24
20	UBS Group Funding (Switzerland) AG	144A: US90351DAB38 RegS: USG91703AB73	24.09.15	USD 2,500		2,463		2,463	24.09.25
21	UBS Group Funding (Switzerland) AG	CH0310451858	22.02.16	CHF 150		153		153	23.02.26
22	UBS Group Funding (Switzerland) AG	144A: US90351DAF42 RegS: USG91703AK72	05.04.16	USD 2,000		1,918		1,918	15.04.26
23	UBS Group Funding (Switzerland) AG	CH0336602930	01.09.16	EUR 1,250		1,397		1,397	01.09.26	01.06.26
24	UBS Group Funding (Switzerland) AG	144A: US90352JAC71 RegS: USH4209UAC02	23.03.17	USD 2,000		2,020		2,020	23.03.28	23.03.27
25	UBS Group Funding (Switzerland) AG	CH0445624999	09.11.18	JPY 20,000		184		184	09.11.28	09.11.27
Total TLAC-eligible senior unsecured debt						30,548		30,548

1 Refer to “Capital and total loss-absorbing capacity instruments” under “Bondholder information” at www.ubs.com/investors for more information on the key features and the terms and conditions of the capital instruments included in the above table as of 31 March 2019. Instruments are listed according to their maturity or optional call date.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    3 Originally issued by UBS Group AG, Switzerland and transferred in May 2018 to UBS Group Funding (Switzerland) AG as issuer.    4 Relates to deferred contingent capital plan (DCCP) awards. DCCP instruments qualifying as tier 2 capital are eligible for regulatory capital purposes until 30 December of the year prior to maturity.    5 Outstanding low-trigger loss-absorbing additional tier 1 capital instruments are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    6 Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    7 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s first quarter 2019 report and its Annual Report 2018 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi______________

Name:  Ella Campi

Title:    Executive Director

Date:  April 25, 2019